99.4	Letter from government of Guinea translated into English---provided. herewith.

REPUBLIC OF GUINEA
Work - Justice - Solidarity

Conakry, December 5, 2005

PRESIDENCY OF THE REPUBLIC   LAW OFFICER OF THE STATE

LAW OFFICE OF THE STATE
Phone: (224) 45-31-37
(224) 41-48-36

No. 425 /PRG/AJE/200

To
Mr. Vice-President
Of Guinean Affairs

We are writing to you to apologize for the delay in the treatment of the file regarding the Sharing and Production Agreement and royalties between the Republic of Guinea and SCS Corporation.

We do indeed have this file that we are currently examining it and consider it extremely important.

We wish to work as transparently as possible on this file in the interest of both countries.

Yours sincerely and respectfully

Mrs. Hadja Madeleine KEITA
Law officer of the State

(Signature)
(Seal of the Republic of Guinea - Presidency of the Republic)